18001205

SION

SEC MAIL PROCESSING
Received
FEB 26 2018
WASH, D.C.

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SEC FILE NUMBER
~~8-50032~~ 8-26145

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Hill Group, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Tudor City Place, # 1315
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Spirer (212) 681-8571
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

12301 Research Blvd Ste 160 (Address) **Austin** (City) **Texas** (State) 78759 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

PM RMS

OATH OR AFFIRMATION

I, Gary Spirer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Hill Group, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Gary Spirer
Signature

President
Title

Alexandra W Spirer
Notary Public

ALEXANDRA W SPIRER
Notary Public - State of New York
NO. 01SP6040325
Qualified in New York County
My Commission Expires 2022

This report ** contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x)	(o)	Review report on managements' assertion letter regarding (k)(2)(i).
(x)	(p)	Management's assertion letter regarding (k)(2)(i).

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Original

Capital Hill Group,Inc.

Financial Statements

(With Report of Independent Registered Public Accounting Firm)

December 31, 2017

PMB Helin Donovan

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

Report of Independent Registered Public Accounting Firm

To the Member of
Capital Hill Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial conditions of Capital Hill Group, Inc. (the "Company") as of December 31, 2017, and the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Hill Group, LLC as of December 31, 2017, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Fund in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness if the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

We have served as the Company's Auditors since 2013.

PMB Helin Donovan

Other Matters
The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as required under Rule 17a-5(e)(4)(i) of the Securities and Exchange Commission (collectively the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether they, including their form and content, are presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB HELIN DONOVAN, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 12, 2018

CAPITAL HILL GROUP, INC.
Statement of Financial Condition
December 31. 2017

Assets:		
Cash and cash equivalents	$	11,652
Due from affiliate		185,565
Total assets	$	197,217
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	3,000
Total liabilities		3,000
Stockholder's equity:		
Common stock, 100 shares authorized with $10.00 par value, 100 issued and outstanding		1,000
Additional paid-in capital		278,976
Accumulated deficit		(85,759)
Total stockholder's equity		194,217
Total liabilities and stockholder's equity	$	197,217

See notes to the financial statements and report of independent registered public accounting firm.

CAPITAL HILL GROUP, INC.
Statement of Operations
For the Year Ended December 31, 2017

Interest income	$	-
Operating expenses:		
Other Expenses		12,581
Regulatory fees		2,737
Total operating expenses		15,318
Net loss	$	(15,318)

See notes to the financial statements and report of independent registered public accounting firm.

CAPITAL HILL GROUP, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Shares		Capital Stock		Additional Paid-in Capital		Accumulated Deficit		Total
Balance at December 31, 2016	100	$	1,000	$	278,976	$	(70,441)	$	209,535
Net loss	-		-		-		(15,318)		(15,318)
Balance at December 31, 2017	100	$	1,000	$	278,976	$	(85,759)	$	194,217

See notes to the financial statements and report of independent registered public accounting firm.

CAPITAL HILL GROUP, INC.

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(15,318)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets and liabilities:		-
Decrease in due from affiliate		13,881
Net decrease in cash		(1,437)
Cash and cash equivalents at beginning of year		13,089
Cash and cash equivalents at end of year	$	11,652
Supplemental disclosures of cash flow information:		
Income taxes paid	$	-
Interest paid	$	-

See notes to the financial statements and report of independent registered public accounting firm.

Note 1 - Nature of Business

Capital Hill Group, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a limited purpose broker dealer and is primarily engaged in the business of executing transactions relating to underwritings, real estate, oil and gas syndications, limited partnership offerings and other fee based investment advisory services. No transactions were entered into during the year ended December 31, 2017.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash and Cash equivalents
For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accrued expenses. The Company did not have cash balances in excess of federally insured limits as of December 31, 2017.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Note 2 - Significant Accounting Policies (continued)

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents other assets, accounts payable and accrued expenses, approximate their fair values due to their short maturities.

Income Taxes
The Company, with the consent of its shareholder, has elected to be an S corporation and has elected to treat the Company as a qualified subchapter S subsidiary under the Internal Revenue Code and similar state law. Instead of paying corporate income taxes, the stockholder is taxed individually on the Company's taxable income. Therefore, no provision or liabilities for federal income taxes has been made. The Company is liable in three state jurisdictions for either income or franchise taxes.

The Company uses a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company does not have any significant uncertain tax positions.

Management Review
The Company has evaluated subsequent events through February 12, 2018, the date the financial statements were available to be issued.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Related Party Transactions

The due from affiliate amount of $185,565 represents amounts owed to the Company by G.S. Equities, Inc., a corporation wholly owned by the shareholder of the Company.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital and net capital requirements of $8,652 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .35 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

CAPITAL HILL GROUP, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2017

Total stockholder's equity qualified for net capital	$	194,217
Deductions and/or charges		
Non-allowable assets:		
Due from affiliate		185,565
Total deductions and/or charges		185,565
Net capital before haircuts on securities		8,652
Haircuts on securities		-
Net capital	$	8,652
Aggregate indebtedness		
Accounts payable and accrued expenses	$	3,000
Total aggregate indebtedness	$	3,000
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	3,652
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	2,652
Ratio of aggregate indebtedness to net capital		0.35 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as reported by Capital Hill Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to the financial statements and report of independent registered public accounting firm.

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To the Board of Directors of
Capital Hill Group, Inc.:

We have reviewed management's statements, included in the accompanying Capital Hill Group, Inc. Exemption Report, in which (1) Capital Hill Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 12, 2018

Capital Hill Group, Inc.

5 Tudor City Place, # 1315

New York, NY 10017

Assertions Regarding Exemption Provisions

Capital Hill Group, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year for the period of January 1, 2017 through December 31, 2017 without exception.

Gary Spirer

Gary Spirer, President

February 7, 2018